Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: Sam.Goldstein@lfg.com

VIA EDGAR

January 26, 2021

Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Registrant”)
	File No.:	811-08090
	Fund:	LVIP Blended Large Cap Growth Managed Volatility Fund (the “Fund”)

Dear Mr. Oh:

This letter responds to your comments conveyed via phone on January 22, 2021, to the Registrant’s proxy statement on Schedule 14A filed on January 15, 2021 pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, and Rule 20a-1 under the Investment Company Act of 1940, as amended (the “Proxy Statement”).

In connection with this filing, the Registrant hereby states the following:

1.

The Registrant acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are solely responsible for the content of such disclosure;

2.

The Registrant acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3.

The Registrant represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The following are your comments and the Registrant’s responses.

1)	Remove brackets throughout the document.
A.	The requested revision has been made.

2)	At the end of the cover letter to the proxy statement, confirm the website disclosure and remove brackets.
A.	The requested revision has been made.

3)	Under the section “Introduction”, revise the last sentence in the first paragraph to read “that requires the Fund to be diversified.”
A.	The requested revision has been made.

4)	Under the section “Background”, define the term “Adviser” in the second paragraph.
A.	The requested revision has been made.

5)	Under the section “The Proposal”, use a table to show the proposed change in fundamental investment restriction.
A.	The requested revision has been made.

6)	Under the section “The Proposal”, bold the last paragraph beginning with “Shareholders should note that if the changes…”
A.	The requested revision has been made.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: Sam.Goldstein@lfg.com

7)	Under “Approval of the Proposal”, prominently disclose any adverse effects the Board may have considered.
A.

We believe the disclosure already includes this information. Specifically, the Proxy Statement states, “The Board considered all relevant factors, including the potential impact on the Fund and its risk profile and the estimated costs associated with seeking shareholder approval of the proposed change for the Fund.” Given that this paragraph is four sentences long and immediately follows the now-bolded paragraph disclosing in detail how the Fund’s risk profile may increase, we believe that shareholders are fully informed of the Board’s consideration of adverse effects.

8)	Under “Approval of the Proposal”, Disclose an approximate date on which the proposed change would take effect.
A.	The requested revision has been made.

9)	Under “Transfers out of the Fund”, clarify that transfers are subject to the terms of one’s Contract.
A.	The requested revision has been made.

10)	Reconcile the “Voting Information” section with the “Effects of Abstentions and Broker Non-Votes” section with respect to their treatment of instruction cards with no instructions.
A.

The sections are consistent. The “Voting Information” section discusses the treatment of voting instructions that are “properly executed and received in a timely manner but … contain no voting directions.” The “Effects of Abstentions and Broker Non-Votes” section discusses the treatment of voting instructions for which Lincoln “has not received timely instructions (or for which a voting instruction proxy card is not properly executed)”.

11)	Under “Quorum”, state that “a majority” means “a simple majority”.
A.	The requested revision has been made.

12)	Under “Effects of Abstentions and Broker Non-Votes”, confirm the accuracy of the discussion of how Lincoln Life will vote Fund shares held in separate accounts for which no instructions are received.
A.

Confirmed. It is correct that if no instructions are received for a separate account, Lincoln Life and/or Lincoln New York will vote any shares held by such separate account in the same proportion as votes cast by all of its other separate accounts in the aggregate.

13)	Under “Adjournment”, state that “a majority” means “a simple majority”.
A.	The requested revision has been made.

14)	Under “Investment Subadvisers”, disclose whether each subadviser to the Fund is registered with the Securities and Exchange Commission as Under an investment adviser.
A.	The requested revision has been made. Each subadviser is registered with the Securities and Exchange Commission as an investment adviser.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711
Email: Sam.Goldstein@lfg.com

15)

On the sample proxy card, bold the sentence stating “The Proxies are authorized in their discretion to vote upon such other matters as may come before the Special Meeting or any adjournments or postponements thereof.”

A.	The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Assistant General Counsel – Funds Management

Enclosures

cc: Ronald Holinsky, Esq., Julie Vossler

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